Exhibit 11.1

BlueNRGY Group Limited (“BlueNRGY”)
Code of Conduct and Ethics

This Code of Conduct and Ethics (the “Code”) sets standards for all directors, officers and employees of BlueNRGY Group Limited (“BG Persons”). BG Persons will pursue the highest standards of ethical conduct in the interests of shareholders and all other stakeholders. BG Persons are expected to become familiar with the Code and to understand its requirements and your accountabilities for adhering to it. A violation of the Code is a serious matter and has consequences that may include disciplinary action, dismissal or legal action.

Definitions of capitalised terms (other than the capitalised terms above) are found in the Glossary at the end of the Code.

General Principles

1. The conduct of all BG Persons must be in accordance with the following principles:

1.1. Honesty and Integrity

(a)	Act honestly, with integrity and in good faith in all of your dealings for BlueNRGY.

(b)	Do not discriminate on the grounds of people’s race, religion, gender, marital status or disability.

(c)	Do not make promises or commitments that BlueNRGY does not intend, or would be unable, to honour.

(d)	Conduct will at all times, be such that a BG Person’s honesty is beyond question.

(e)	Adhere to the truth, do not mislead, directly or indirectly, or make false statements, or mislead by omission.

(f)	Endeavour to protect BlueNRGY assets and ensure their proper use.

1.2. Personal Transactions

(a)	Personal or other business dealings will be kept separate from your dealings on behalf of BlueNRGY.

(b)	Do not use the name of BlueNRGY to further any personal or other business transaction.

(c)	Use goods, services and facilities provided to you by BlueNRGY, strictly in accordance with the terms on which they are provided.

1.3. Confidentiality of Information

(a)	Confidential information relating to customers, BlueNRGY staff and BlueNRGY’s operations is the property of BlueNRGY and will not be given either inadvertently or deliberately to third parties without the approval of authorized executives or directors of BlueNRGY and then only in furtherance of the interests of BlueNRGY.

(b)	Do not use information obtained by you as a BG Person for personal financial gain, or to obtain financial benefit for any other person or business.

(c)	Respect the privacy of others.

1.4. Disclosure of Interests

Disclose to BlueNRGY active private or other business interests promptly and any other matters which may lead to potential or actual conflicts of interest in accordance with BlueNRGY policies as adopted from time to time.

Your dealings with BlueNRGY will always be at arm’s length to avoid the possibility of actual or perceived conflicts of interest.

1.5. Abiding by the Law

Abide by the law and applicable regulations at all times.

Do not trade, or encourage any other person to trade, in BlueNRGY securities or any other securities if you are in possession of material non public information which you acquired through your employment or fiduciary relationship with BlueNRGY. If you are in doubt as to your obligations, please contact the Company Secretary.

1.6. Payments, Gifts, Entertainment and Travel

Do not use your status as a BG Person to seek personal gain from those doing business or seeking to do business with BlueNRGY.

Do not accept any personal gain of any material significance if offered.

2. Supplementary Requirements for Directors and Executive & Financial Officers

2.1.	Directors and Executives play a key role in ensuring adherence to the Code by exhibiting, encouraging and monitoring conduct throughout BlueNRGY that is consistent with the General Principals of ethical behavior listed above. Specifically, Directors and Executives have the responsibility and authority to promote honest and ethical conduct and to deter wrongdoing through the following:

2.1.1.	Actively promote high standards of honest and ethical conduct through personal example and the establishment and implementation of policies, procedures and practices that:

(a)	Encourage and reward professional integrity in BlueNRGY by eliminating inhibitions and barriers to responsible behavior such as coercion, fear of reprisal, or alienation from more senior personnel or BlueNRGY itself.

(b)	Inform and guide peers and subordinates in adhering to both the spirit and letter of the Code and the law and their individual responsibilities related thereto and set an example of compliance through personal conduct,

(c)	Develop and implement mechanisms for all employees of BlueNRGY to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior and accurate and complete recordkeeping that could lead to improper reporting of the financial condition and results of operations or disclosure deficiencies.

(d)	Demonstrate personal support for ethical conduct and related policies and procedures through communication reinforcing the ethical standards, minimizing actual or apparent conflicts of interest between personal and professional interests and ensuring the handling of such occurrences in accordance with BlueNRGY protocols, preemptive or timely disclosures and the oversight of disinterested superiors or directors.

2.1.2.	Establish, manage and monitor BlueNRGY’s transaction and reporting systems and procedures to ensure that:

(a)	Business transactions are properly authorized and recorded on BlueNRGY’s books and records in accordance with the financial policies established by BlueNRGY and the generally accepted accounting principles it has adopted.

(b)	The retention or proper disposal of BG records is in accordance with established BlueNRGY financial policies and applicable legal and regulatory requirements.

(c)	Periodic financial communications and other documents or reports filed with, or submitted to, the U.S. Securities and Exchange Commission, ASIC or any other regulatory body, and other public communications by BlueNRGY, are delivered in a manner that facilitates full, fair, accurate, timely and understandable disclosure so that readers and users can reasonably quickly and accurately determine their significance and consequences.

2.1.3.	Establish and maintain mechanisms to ensure compliance with applicable laws, rules and regulations and the Code that:

(a)	Educate peers and subordinates about applicable national, state or local statutes, regulations and administrative rules related to financial reporting and operations of BG and their individual responsibilities and accountabilities for adherence thereto.

(b)	Monitor the compliance of BlueNRGY, its operating units and Executive Officers and Financial Officers with applicable national, state or local statutes, regulations and administrative rules.

(c)	Lead to the prompt identification and reporting to appropriate persons of any detected deviations or potential deviations from applicable national, state or local statutes, regulations and administrative rules.

(d)	Result in appropriate and lawful preventative or corrective actions in response to deviations from applicable national, state or local statutes, regulations and administrative rules.

3. Compliance Procedures

3.1.	Individuals subject to the Code must know and understand how it applies to them and to others.

3.2.	BG Persons are mandated to report suspected or actual violations of the Code in accordance with the procedures set forth below in Section 4 - “Reporting Violations”.

3.3.	New employees will receive a copy of the Code as part of their hiring information and the
Company Secretary is responsible for ensuring that all BG Persons may access the Code on BlueNRGY’s website and BlueNRGY’s Manager Human Resources, or in his absence, the Company Secretary, is responsible for disseminating copies through other means upon request.

4. Reporting Violations

4.1.	All BG Persons should raise questions in all cases where there is some uncertainty as to what may be considered unethical conduct or conduct inconsistent with the Code. If an employee other than a Director, Executive Officer or Financial Officer, is uncertain about what is proper conduct in a particular situation, or is concerned about his or her own conduct, and the employee is either not fully satisfied with feedback from, or the conduct involves, the employee’s immediate supervisor, it is mandatory to contact at least one of the following persons:

•	National Manager Human Resources of BlueNRGY;
•	Chief Financial Officer of BlueNRGY;
•	Managing Director of BlueNRGY; or
•	Chairperson of the Audit Committee (or a disinterested member of the Audit Committee, if applicable)

4.2.	Directors and Executives who have uncertainties regarding any conduct should contact the Managing Director of BlueNRGY or the Chairperson of the Audit Committee (or a disinterested member of the Audit Committee, if applicable).

4.3.	If a BG Person believes that any BG Person may have violated the Code, it is mandatory to contact at least one of the persons listed in Section 4.1 above who is disinterested.

4.4.	No BG Person will be penalized for making a good-faith report of a violation of the Code or other illegal or unethical conduct, nor will BlueNRGY tolerate retaliation of any kind against anyone who makes a good-faith report. Any BG Person who submits an intentionally false report of a violation, however, will be subject to disciplinary action. If a BG Person who reports a violation is in some way involved in the violation, the fact that he or she stepped forward will be considered by the Compliance Authority in determining disciplinary action and waivers.

5. Enforcement / Disciplinary Actions / Waivers

5.1.	If the result of an investigation into a potential violation of the Code indicates that corrective action is required, the Compliance Authority will decide, or designate appropriate disinterested persons to decide, what actions to take, including, when appropriate, referral to outside authorities, legal proceedings and corrective action up to and including termination, to rectify the problem and avoid the likelihood of its recurrence. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for non-adherence to the Code, and shall include written notices to the individual involved. Actions by the Compliance Authority may include, without limitation, censure by the Board of Directors, demotion or re-assignment of the individual involved, suspension with or without pay or benefits or termination of the individual’s employment.

5.2.	In determining what action is appropriate in a particular case, the Compliance Authority shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether the individual in question had committed other violations in the past.

5.3.	The BlueNRGY Board of Directors must approve any waiver of the Code applicable to Directors and Executives.

6. Retention of Reports and Complaints

6.1.	All reports and complaints made or received in connection with violations or possible violations of the Code shall be logged into a confidential record maintained for this purpose under the oversight of the Audit Committee and the record of each such report shall be retained for five (5) years.

7. Disclosure

7.1.	The most current version of the Code will be posted and maintained on BlueNRGY’s website and filed with the SEC as an exhibit to BlueNRGY’s Annual Report. BlueNRGY’s Annual Report shall also disclose that the Code is available on the website.

7.2.	Any substantive amendment or waiver of the Code (i.e. a material departure from the requirements of any provision) particularly applicable to or directed at Directors and Executives may be made only after approval by the Board of Directors and will be disclosed in accordance with applicable listing standards and regulations. Such disclosure shall include the reasons for any waiver.

8. Glossary

The following definitions apply in the Code:

“Audit Committee” means the Audit, Risk and Compliance Committee of the Board of Directors.

“Board of Directors” means the Board of Directors of BlueNRGY.

“BlueNRGY” means BlueNRGY Group Limited.

“Compliance Authority” means:

(a)	for BG Persons other than Directors and Executives, the Managing Director of BlueNRGY, the Chief Financial Officer of BlueNRGY and the applicable National Manager Human Resources of BlueNRGY, if any; and

(b)	for Directors and Executives, the disinterested members of the Board of Directors.

“Director” means a director of BlueNRGY or a BlueNRGY subsidiary.

“Directors and Executives” means Directors, Executive Officers and Financial Officers.

“Executive Officers” means the Managing Director or Chief Executive Officer, President, Business Unit Heads, Vice Presidents and any other persons performing the duties of such positions for either BlueNRGY or a BlueNRGY subsidiary.

“Financial Officers” means the Chief Financial Officer, any Controllers, Internal Audit Directors and any other person performing the duties of such positions for either BlueNRGY or a BlueNRGY subsidiary.